Exhibit 1.1

RealClearMarkets

Why the Hotel Industry Would Benefit From More Consolidation

By Alan Grafman

February 20, 2024

Competition is good for consumers and the country. Strong competitors make for strong competition. Look, for example, at the enormous competition that exists between the three leading insurance providers: State Farm, GEICO, and Progressive. During any football game, these three dominate the airwaves – and spend big money – with their commercial and competitive offers. You might have even seen State Farm’s Super Bowl commercial this year featuring Arnold Schwarzenegger. Yet there continue to be many smaller competitors, such as Allstate, Liberty, and Nationwide.

Similarly, major hotel brands like Marriott, Hilton, IHG, and Hyatt are pervasive and competitive. They collectively control about 100 brands across all tiers of service. With that competitive landscape in mind, the proposed merger between two smaller hospitality companies, Choice Hotels and Wyndham Hotels & Resorts, will make the combined company a stronger competitor in an already competitive field.

Regarding competition, this merger has a clear regulatory path to close. How? Per new merger guidelines issued by the U.S. Department of Justice and the Federal Trade Commission in December of last year, “a merger that creates a firm with a share over thirty percent is also presumed to substantially lessen competition or tend to create a monopoly.” Together, Choice and Wyndham will only account for 10% of U.S. room revenue.

The intense competition amongst the major brands noted above would not be adversely affected by the combination of Choice and Wyndham. The hotel industry is large, with many segments that influence the cost of a room on any given night. Between the brand, owner, and management company, one hotel property could have three different entities operating it.

According to the American Hotel & Lodging Association, more than 50 percent of all U.S. hotels are franchised. Franchisees within the Choice and Wyndham umbrella would benefit from the lowered cost of ownership and increase in direct revenue that come as a result of the combination of the two companies. The merger would also enable franchisees to offer guests a broader portfolio of brands across segments, “no matter their stay occasions, within a single system.” Other benefits include increased innovation and investment in the areas of technology, system processes, and training. Consumers would still see Choice and Wyndham properties compete against each other, sometimes on the same street or community.

In addition, you may have noticed that in recent television commercials for hotel groups like Choice that there is an emphasis to “book on our web site.” That is because online travel agencies like Hotels.com, Expedia, Priceline, and others drive up hotel room rates to consumers in exchange for the convenience. This is an extremely lucrative business for these agencies. A hotel can pay an OTA a 25% or more fee for each booking. A study found that almost 25% of consumers report being misled by third-party OTAs on the phone or online. This amounted to $5.7 billion in fraudulent and misleading hotel booking transactions in just one year.

On our most recent family road trip, we experienced this directly. On two occasions, the desk attendant encouraged me to book directly “as it will be less expensive.”

What’s more, Choice and Wyndham have market capitalizations of $6.01 billion and $6.56 billion respectively as of this writing. Compare those numbers to Booking Holdings, the mega OTA operator that owns Booking.com, Priceline, Kayak, and a host of other metasearch properties. Booking Holdings’ market capitalization is a staggering $130.7 billion, while the other big OTA, Expedia Group, comes in at $18.2 billion.

Together, Booking Holdings and Expedia Group make 90 percent of the OTA bookings in the U.S., making them the gatekeepers of online booking. Perhaps those who oppose the merger of these two hotel companies should focus their scrutiny in another direction.

Further, unlike the justification advanced for denying the JetBlue-Spirit merger, the Choice-Wyndham combination does not remove from the market any tier of service. In fact, it boosts the financial well-being of the combined entities. And unlike the mergers of hospital and healthcare providers, there are no legacy records or other ongoing relationships to hinder moving from one provider to another.

The federal government’s merger guidelines go on to state, “a significant increase in concentration in a highly concentrated market can indicate that a merger may substantially lessen competition, depriving the public of the benefits of competition.” The combination of Choice and Wyndham will only increase competition amongst major hotel brands. The merger will also drive increased value across the supply chain of the public’s hotel experience. There is no regulatory justification to deny it on competitive or anti-trust grounds. Should the merger go through, then hotel guests can expect a better night’s stay. Franchise owners will enhance their investments. And the broader economy will benefit from stronger competition.

Allan Grafman, an investment banker, is CEO of All Media Ventures. He has served on 12 boards of directors.